UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                          Vineyard National Bancorp
           -------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, $.01 Par Value
           -------------------------------------------------------
                       (Title of Class of Securities)

                                  927426106
           -------------------------------------------------------
                               (CUSIP Number)

                             One Investments, LLC
                             c/o Douglas M. Kratz
                         852 Middle Road, Space #205,
                           Bettendorf, Iowa 52722
                               (563) 823-3300
           -------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 2, 2008
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 927426106         13D


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One Investments, LLC


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [x]
                                                            (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Iowa

     NUMBER OF      7  SOLE VOTING POWER
      SHARES           257,500
   BENEFICIALLY     8  SHARED VOTING POWER
     OWNED BY          0
       EACH         9  SOLE DISPOSITIVE POWER
    REPORTING          257,500
      PERSON       10  SHARED DISPOSITIVE POWER
       WITH            0

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        530,000

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                 [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.2%

   14   TYPE OF REPORTING PERSON
        OO

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. Kratz


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [x]
                                                           (b)  [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

    NUMBER OF     7    SOLE VOTING POWER
      SHARES           272,500
   BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY          0
       EACH       9    SOLE DISPOSITIVE POWER
    REPORTING          272,500
     PERSON      10    SHARED DISPOSITIVE POWER
      WITH             0

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        530,000

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                 [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.2%

   14   TYPE OF REPORTING PERSON
        IN

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perry B. Hansen


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [x]
                                                           (b)  [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

    NUMBER OF     7    SOLE VOTING POWER
      SHARES           257,500
   BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY          0
       EACH       9    SOLE DISPOSITIVE POWER
    REPORTING          257,500
     PERSON      10    SHARED DISPOSITIVE POWER
      WITH             0

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        530,000

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                 [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.2%

   14   TYPE OF REPORTING PERSON
        IN

   ITEM 1.   SECURITY AND ISSUER.

   This Statement constitutes Amendment No. 1 to the Schedule 13D filed on February 22, 2008 (the "Schedule 13D") and relates to the common stock, no par value ("Common Stock"), of Vineyard National Bancorp, a California corporation (the "Issuer"). All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D. The cover pages of the Schedule 13D have been refiled to correct the disclosure regarding the aggregate amount of Common Stock held by the Reporting Persons. The aggregate amount has not changed since the time the Schedule 13D was filed.

   ITEM 4.   PURPOSE OF TRANSACTION.

   Since the date of the filing by the Reporting Persons of the Schedule 13D, the Reporting Persons have been contacted by representatives of the Issuer as well as by representatives of Jon Salmanson and Norman Morales regarding the Consent Solicitation Statement filed by Messrs. Salmanson and Morales with the Securities and Exchange Commission on March 10, 2008 (the "Consent Solicitation Statement"). The Reporting Persons have determined to deliver their consent in favor of taking the actions proposed by Messrs. Salmanson and Morales in the Consent Solicitation Statement. The Reporting Persons have no agreements or arrangements with the Issuer or Messrs. Salmanson or Morales regarding their current or future ownership, voting or control of their shares of Common Stock.

   The Reporting Persons have acquired the Common Stock for the purpose of investment. The Reporting Persons do not currently have definitive plans to take any of the following actions, but the Reporting Persons reserve the right in the future to: (i) request representation on the board of directors, (ii) solicit consents, or proxies, to be used at a regular or special meeting of the shareholders of the Issuer (iii) seek the removal and/or replacement of one or more members of senior management of the Issuer, (iv) initiate a tender offer for some or all of the Common Stock, (v) seek to cause the Issuer to enter into one or more significant business transactions, and/or (vi) develop other or additional plans or proposals which relate to, or are similar to, one or more of the foregoing.

   The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of Common Stock. In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

   Mr. Kratz and One Investments, LLC disclaim beneficial ownership of Mr. Hansen's shares, and Mr. Hansen disclaims beneficial ownership of Mr. Kratz's and One Investments, LLC's shares.

   ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

   Exhibit A    Agreement Relating to the Filing of Joint Statements
                Pursuant to Rule 13d-1(k)

   SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: April 2, 2008



                                      ONE INVESTMENTS, LLC.



                                      By:   /s/ Douglas M. Kratz
                                            -----------------------
                                      Name: Douglas M. Kratz
                                      Its:  Chairman





                                      /s/ Douglas M. Kratz
                                      -----------------------------
                                      Douglas M. Kratz



                                      /s/ Perry B. Hansen
                                      -----------------------------
                                      Perry B. Hansen




          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)